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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-9
                            ------------------------
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                         CONTINUUS SOFTWARE CORPORATION
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                         CONTINUUS SOFTWARE CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                         COMMON STOCK, $0.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  21218R 10 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  JOHN R. WARK
                             CHAIRMAN OF THE BOARD,
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         CONTINUUS SOFTWARE CORPORATION
                               9401 JERONIMO ROAD
                            IRVINE, CALIFORNIA 92618
                                 (949) 830-8022
(NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
            COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                            ------------------------
                                   COPIES TO:

                             D. BRADLEY PECK, ESQ.
                               COOLEY GODWARD LLP
                        4365 EXECUTIVE DRIVE, SUITE 1100
                          SAN DIEGO, CALIFORNIA 92121
                                 (858) 550-6000

     [ ] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.
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1. SUBJECT COMPANY INFORMATION

     The name of the subject company is Continuus Software Corporation, a Delaware corporation (the "COMPANY"), and the address of the principal executive offices of the Company is 9401 Jeronimo Road, Irvine, California 92618.

     The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "SCHEDULE 14D-9") relates is the Common Stock, par value $0.001 per share, of the Company (the "COMMON STOCK" or the "SHARES"). As of October 23, 2000, the number of Shares to which this tender offer relates is 11,130,314.

2. IDENTITY AND BACKGROUND OF FILING PERSON

     This Schedule 14D-9 relates to the tender offer being made by Raindrop Acquisition Corporation, a Delaware corporation ("PURCHASER") and a direct wholly owned subsidiary of Telelogic AB, a company organized under the laws of Sweden ("PARENT"), disclosed in a Tender Offer Statement on Schedule TO (the "SCHEDULE TO"), dated October 30, 2000 and filed with the Securities and Exchange Commission (the "COMMISSION"), to purchase all the outstanding Shares at a price of $3.46 per Share net to the sellers in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 30, 2000 (the "OFFER TO PURCHASE"), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "OFFER") included in the Schedule TO. A copy of the Offer to Purchase and Letter of Transmittal has been filed as EXHIBIT 1 and EXHIBIT 2 hereto and each is incorporated herein by reference. Copies of the Offer to Purchase and the Letter of Transmittal are being furnished to the Company's stockholders concurrently with this Schedule 14D-9.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 25, 2000 (the "MERGER AGREEMENT"), among Parent, Purchaser and the Company. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law ("DGCL"), Purchaser will be merged with and into the Company (the "MERGER"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "SURVIVING CORPORATION") and will become a wholly owned subsidiary of Parent.

     As more fully described in Item 3 below, at the effective time of the Merger (the "EFFECTIVE TIME"), each remaining outstanding Share (other than (i) Shares held in the treasury of the Company or owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company which shall be canceled, and (ii) Shares held by stockholders who have demanded and perfected appraisal rights, if any, under the DGCL) will be converted into the right to receive $3.46 in cash or any greater amount per Share paid pursuant to the Offer (the "MERGER CONSIDERATION").

     In connection with the execution of the Merger Agreement, Purchaser entered into a Tender and Stockholder Support Agreement, dated as of October 25, 2000 (the "STOCKHOLDER AGREEMENT"), with certain stockholders of the Company (the "STOCKHOLDERS"). Under the Stockholder Agreement, each of the Stockholders has, among other things, (i) agreed to tender (and not withdraw) pursuant to the Offer, all Shares owned by him or it, (ii) agreed to vote such Shares in favor of the Merger and the Merger Agreement and against any acquisition proposal other than the Merger, and (iii) granted to Parent and certain officers of Parent an irrevocable proxy to vote such shares in favor of the transactions contemplated by the Merger Agreement. The Shares owned by the Stockholders and subject to the Stockholder Agreement equal 3,886,527 Shares and represented approximately 35% of the Shares outstanding as of October 23, 2000. A copy of the Stockholder Agreement is filed as EXHIBIT 3 hereto and is incorporated herein by reference.

     As set forth in the Schedule TO, the principal executive offices of Parent and Purchaser are located at Kungsgaten 6, Malmo, Sweden. All information contained in this Statement or incorporated herein by reference concerning Purchaser, Parent or their affiliates, or actions or events with respect to any of them, was provided to the Company by Purchaser or Parent, and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such entities to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 under the Securities Exchange Act (the "INFORMATION STATEMENT") that is attached as ANNEX A to this Schedule 14D-9 and is incorporated herein by reference. Except as described in this Schedule 14D-9 (including in the exhibits hereto and in ANNEX A hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) Parent, the Purchaser or their respective executive officers, directors or affiliates.

     THE MERGER AGREEMENT. The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 11 and 15, respectively, of the Offer to Purchase of Parent and the Purchaser, dated October 30, 2000 and filed as an exhibit to the Schedule TO, which is being mailed to stockholders together with this Statement, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as an exhibit to the Schedule TO and is incorporated herein by reference. Such summary may not contain all the information that is important to you. Accordingly, you should read the Merger Agreement in its entirety for a more complete description of the material summarized in the Offer to Purchase.

     Certain members of the Company's management and the Company's Board of Directors (the "BOARD" or the "BOARD OF DIRECTORS") have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as the Company stockholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

     STOCK OPTION AGREEMENTS. The Merger Agreement provides that each outstanding option to purchase shares of Common Stock granted to members of the Company Board of Directors or the executive officers or other employees (other than Messrs. John R. Wark, William Philbin, David McCann and Paul Van Den Berg) under any stock option agreement, compensation plan or arrangement (collectively, the "STOCK OPTION PLANS") will automatically be cancelled, and the holder of such the Company Stock Option will thereafter be entitled to receive an amount in cash (subject to any applicable withholding tax and paid without interest) equal to the difference between the Merger Consideration and the per share exercise price of such Option to the extent such difference is a positive number. The Company will deliver such payment, subject to the terms and conditions of the Merger Agreement and the provisions of the applicable Stock Option Plan, as soon as practicable after consummation of the Merger. As described below, Parent, Purchaser and the Company have entered amendments to Change of Control Agreements with certain executive officers of the Company which modify these provisions.

     CERTAIN AGREEMENTS WITH EXECUTIVE OFFICERS. On May 31, 1997, the Company entered into a Change in Control Agreement with John R. Wark. The agreement provided that if within thirteen months of a Change in Control of the Company (as defined in the agreement), Mr. Wark's employment is terminated other than for Cause (as defined in the agreement), disability or retirement, Mr. Wark shall be paid one year's salary, bonuses and regular benefits plus any accrued but unpaid salary, bonuses and benefits, and the vesting of stock options issued to Mr. Wark shall accelerate and immediately become vested and exercisable with respect to those option shares which would have vested if Mr. Wark had continued to render services to the Company for twenty-four (24) months following the date of his termination.

     On May 31, 1997, the Company entered into Change in Control Agreements with five of the Company's then current executive officers, including Messrs. Steve
L. Johnson, William A. Philbin. Geoffrey W. Haggart,

James M. Carrigan and David McCann. The agreements for each of these officers provide that if within thirteen months of a Change in Control of the Company (as defined in the applicable agreement), such officer's employment is terminated other than for Cause (as defined in the applicable agreement), disability, or such officer's retirement, in the sole discretion of such executive he shall elect to receive either i) nine (9) months' base salary continuation from the date of termination, nine-twelfths ( 9/12) of his annual bonus, and the vesting of stock options issued to such executive officer shall accelerate and immediately become vested and exercisable with respect to those option shares which would have vested if such executive officer had continued to render services to the Company for eighteen (18) months following the date of his termination; or, ii) six (6) months' base salary continuation from the date of termination, six-twelfths ( 6/12) of his annual bonus, and the vesting of stock options issued to such executive officer shall accelerate and immediately become vested and exercisable with respect to those option shares which would have vested if such executive officer had continued to render services to the Company for eighteen (24) months following the date of his termination.

     In August 2000, the Company granted an aggregate of 370,000 shares of Common Stock pursuant to restricted stock bonus awards under the Company's 1997 Equity Incentive Plan as follows:

AWARD HOLDER                                           NUMBER OF SHARES
------------                                           ----------------
John R. Wark.........................................   125,000 shares
Steven Johnson.......................................    75,000 shares
David McCann.........................................    75,000 shares
William Philbin......................................    65,000 shares
Paul Van Den Berg....................................    30,000 shares

     Under the original terms of the awards, the Company was given a right to repurchase the unvested portion of the Common Stock subject to the awards in the event the holder's continuous service with the Company is terminated. One hundred percent (100%) of the shares subject to the restricted stock bonus awards shall vest on August 3, 2005. In the event of a change in control of the Company, including the acquisition of at least 50% of the Company's voting power, the Company's right to repurchase the stock subject to the awards lapsed in full.

     Immediately prior to the execution of the Merger Agreement, Telelogic, the Purchaser and Continuus entered into amendments to the change in control severance benefits agreements (each, a "Change in Control Amendment") with each of four executive officers of Continuus: John Wark, Chief Executive Officer and President, William Philbin, Vice President, Internet Business Development, Paul Van Den Berg, Vice President, Product Management and David McCann, Executive Vice President, Global Operations Worldwide.

     Under the Change in Control Amendments, each of Messrs. McCann, Philbin, Van Den Berg, and Wark has agreed for a limited period of time following the Effective Time not to compete with Continuus' business, not to solicit for employment Continuus employees and not to disclose confidential information, in each case subject to certain limitations. In addition, each of Messrs. McCann, Philbin, Van Den Berg, and Wark has agreed to the cancellation of his vested and unvested stock option awards and unvested restricted stock awards as of the Effective Time.

     The Change in Control Amendments provide that each of Messrs. McCann, Philbin, Van Den Berg, and Wark will have the right to receive, in cash, (i) at the Effective Time, for each Share issuable upon exercise of an option that is exercisable and outstanding, an amount equal to the difference between the Merger Consideration and the per Share exercise price of such option (to the extent the difference is a positive number), (ii) for each Share subject to an unvested option an amount equal to the difference between the Merger Consideration and the per Share exercise price of such option plus interest from the Effective Time (to the extent the difference is a positive number), and
(iii) for each Share of restricted stock, an amount equal to the Merger Consideration plus interest from the Effective Time; provided however, the right to receive the amounts granted in (ii) and (iii) above shall be held in escrow and be due and payable only after they become vested. For Messrs. Wark and Philbin, the amounts in (ii) and (iii) above shall vest 50% on each of March 31 and June 30, 2001 provided they remain in the employ of Continuus through such dates. For Messrs. Van Den Berg and McCann, the amounts in (ii) and
(iii) above shall vest 33%, 33% and 34% on each of the Effective Time, March 31, 2001 and June 30, 2001, respectively provided they remain in the employ of Continuus through such dates. If any of such officers are terminated without cause such amounts shall become immediately due and payable. In addition, each of Messrs. McCann, Philbin, Van Den Berg, and Wark have been guaranteed a portion of their target bonuses for 2001 if they remain in the employ of Continuus for specified periods of time. Messrs. Wark and Philbin have been guaranteed 50% of their target bonuses for 2001 if they are an employee of Continuus on December 31, 2001. Messrs. Van Den Berg and McCann have been guaranteed 50% of their target bonuses for the first six months of 2001 if they are an employee of Continuus on June 30, 2001. Pursuant to the Change in Control Amendments described herein Messrs. McCann, Philbin, Van Den Berg, and Wark will each be entitled to receive $86,500, $173,573, $54,200, and $658,654 as of the Effective Time.

     The foregoing descriptions of the Change in Control Amendments of Messrs. McCann, Philbin, Van Den Berg, and Wark are qualified in their entirety by the terms of each such agreement. Each such agreement has been filed as an exhibit to this Schedule 14D-9, and each such agreement is hereby incorporated by reference.

     INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE. The Merger Agreement provides that all rights to indemnification under the Company's bylaws existing on the date of the Merger Agreement in favor of any current or former director or officer of the Company will survive the Merger and will continue in full force and effect. Purchaser has also agreed to (or to cause the Surviving Corporation to) indemnify and hold harmless, to the fullest extent permitted under applicable law, each person who is, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer, director or similar person of the Company or any Subsidiary, against all losses, claims, damages, liabilities, costs or expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement in connection with any claims, actions, suits, proceedings, arbitrations, investigations or audits arising before or after the Effective Time out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such (including without limitation acts or omissions with respect to the transactions contemplated by this Agreement), which acts or omissions occurred no later than the Effective Time; provided, however, Parent shall have no obligations unless and until the Surviving Corporation is unable to satisfy its indemnification and other obligations. Without limiting the foregoing, in the event any such person is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter, including, without limitation, the transactions contemplated by the Merger Agreement, occurring prior to, and including, the Effective Time, Parent will (or will cause the Surviving Corporation to) periodically advance expenses as incurred with respect to the foregoing to the fullest extent permitted under applicable law provided that the person to whom the expenses are advanced provides an undertaking to repay such advance if it is ultimately determined that such person is not entitled to indemnification. If any litigation against officers or directors in connection with their service to the Company arises or occurs, the Surviving Corporation shall control the defense of such Action with counsel selected by the Surviving Corporation, which counsel shall be reasonably acceptable to the party seeking indemnification (each, an "Indemnified Party"), provided that the Indemnified Party shall be permitted to participate in the defense of such Action through counsel selected by the Indemnified Party, at the Indemnified Party's expense except to the extent otherwise provided in the Surviving Corporation's bylaws or any agreement between the Indemnified Party and the Company or the Surviving Corporation. Notwithstanding the foregoing, if there is any actual or potential conflict between the Surviving Corporation and any Indemnified Party or there are additional defenses available to any Indemnified Party, such Indemnified Party shall be permitted to participate in the defense of such Action with counsel selected by the Indemnified Party, at the Surviving Corporation's expense; provided, however, that the Surviving Corporation shall not be obligated to pay the fees and expenses of more than one counsel for any Indemnified Party in any single Action. Except to the extent otherwise provided in the Surviving Corporation's bylaws or any agreement between the Indemnified Party and the Company or the Surviving Corporation, the Surviving Corporation shall not be liable for any settlement effected without its written consent, which consent shall not unreasonably be withheld.

     The Merger Agreement also requires that the Surviving Corporation will cause to be maintained for a period of not less than six years from the Effective Time the current policies of directors' and officers' liability insurance maintained by the Company; so long as the annual premium for such insurance would not be in excess of 200% of the annual premiums paid by the Company as of the date of the Merger Agreement, and further provided, that if the Surviving Corporation is unable to obtain the required insurance, it will obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

4. THE SOLICITATION OR RECOMMENDATION.

     BACKGROUND OF THE OFFER.

     In early June 2000, members of Parent's management team called the Company's management to discuss various business opportunities. The parties had a general discussion about an existing common customer project and about opportunities to broaden and deepen the co-operation between the two companies. At the end of the discussion, the parties decided to set up a meeting to discuss these opportunities.

     On July 5, 2000, the Board directed management to retain an outside financial advisor. Ultimately, after evaluating other options, the Company engaged U.S. Bancorp Piper Jaffray on July 13, 2000.

     On July 19, 2000, at a regularly scheduled meeting of the Continuus board of directors, management and the Board discussed the strategic partnering process and reviewed a preliminary list of potential partners to be approached on the Company's behalf.

     On August 3, 2000, Anders Lidbeck and H degreesakan Rippe, respectively Parent's Chief Executive Officer and Executive Vice President of Business Development, met with John Wark, the Company's Chief Executive Officer at Newark airport. The discussion between the parties covered the visions, strategies, opportunities and challenges of the companies in the software market. The idea of a merger of the companies was discussed as well as other forms of co-operation.

     On August 8, 2000, Parent announced the acquisition of Quality Systems and Software, Inc., or QSS. Soon thereafter, Mr. Wark contacted Mr. Lidbeck of Parent to congratulate him on the acquisition. Messrs. Wark and Lidbeck agreed that their previous discussions regarding co-operation would be even more compelling because of the QSS acquisition.

     On August 23, 2000, Parent and the Company entered into a customary confidentiality and standstill agreement.

     From September 19 through September 20, 2000, Mr. Wark met with the Parent management team, including Messrs. Lidbeck and Rippe and Ingemar Ljungdahl, Telelogic's Chief Technology Officer, in Malmo, Sweden. During these meetings each company presented information regarding its strategy, customer base, product line, organization structure, and corporate culture. The companies explored the opportunities presented by a possible combination of the two companies as well as the potential issues arising from such a combination.

     On September 29, 2000, Parent sent a memo to Company management, addressing the strategic value of the merger and Telelogic's approach to business integration.

     On October 2, 2000. Mr. Wark reported to the Board on the status of discussions with a potential strategic partner and briefed the Board on the discussions with Telelogic.

     On October 3, 2000, members of Telelogic management, with representatives from Lehman Brothers, met in San Diego, California with Company management and its representatives from US Bancorp Piper Jaffray. The discussions at this meeting concentrated on the conditions required for a merger transaction.

     Later that day, Mr. Wark reported to the Board on that day's meeting with Telelogic, focusing on the areas in which the companies did not yet have agreement, including valuation.

     On October 4, 2000, US Bancorp Piper Jaffray updated Mr. Wark on their efforts to identify and negotiate with potential strategic partners. US Bancorp Piper Jaffray indicated that, other than Telelogic, none of these companies had a continued interest in a transaction with Continuus or would be able to pursue a competitive offer for Continuus. Mr. Wark updated the Board on the status of efforts to identify and negotiate with strategic partners.

     On October 5, 2000, the management teams of Parent and the Company again met at Newark airport to continue discussions regarding conditions and valuation in a merger context and how the integration process could be carried out.

     On October 11 and 12, 2000, Messrs. Wark and Johnson met with Parent management in Malmo, Sweden to discuss a wide range of issues associated with the proposed transaction, including organizational integration strategies, business strategy, employee retention issues and strategies, and valuation. In parallel, legal and financial due diligence commenced at the Company's headquarters.

     On October 13, 2000, Parent's legal advisors provided a draft merger agreement to Company legal counsel.

     From October 16, through October 18, 2000, Parent's and Company's respective legal counsel had discussions relating to issues raised by the draft merger agreement.

     On October 18, 2000, Mr. Wark updated the Company's Board of Directors regarding the status of the negotiations and several significant business issues which had not yet been agreed to the mutual satisfaction of the two companies. These issues involved proposed terms and conditions both of the merger agreement and the tender and support agreements.

     On October 19, 2000, Mr. Rippe arrived in Orange County along with a representative of Lehman Brothers to work directly with Company management and representatives of US Bancorp Piper Jaffray in negotiating the resolution of the remaining outstanding business issues on the merger agreement and the tender and support agreements. Discussions continued through October 23, at which time Anders Lidbeck arrived in Orange County to also participate directly in the negotiations.

     On October 20, 2000, Mr. Wark updated the Board regarding the status of negotiations and the remaining open issues not yet resolved in the merger agreement.

     On October 23, 2000, the board of directors of Telelogic held a board meeting, during which Mr. Lidbeck reviewed the terms and conditions of the proposed merger, the tender and stockholder support agreement and proposed amendments to the change in control severance benefits agreements of the Continuus' senior management team. Following the presentation by Mr. Lidbeck, and a discussion regarding the terms and conditions of the foregoing agreements, the board of directors of Telelogic approved the Merger Agreement, the Offer and the tender and support agreement.

     In the late afternoon of October 23, 2000, a meeting of the Company Board was held at which Mr. Wark reviewed the status of the negotiations with Telelogic and the remaining open issues in the merger agreement.

     During the evening of October 23, 2000, Telelogic discussed with the Company's senior management team amendments to their individual change of control severance benefits agreements with the Company, which would delay and place certain conditions on the payment to the senior management team of certain severance benefits resulting from the proposed transaction. Telelogic and the Company's senior management team continued negotiations of the amendments on October 24, 2000.

     During the day on October 24, 2000, Mr. Wark and Mr. Lidbeck reached agreement on the remaining issues relating to the merger agreement, including the price to be offered for the Shares.

     On the evening of October 24, 2000, there was a meeting of the Board of the Company at which time Mr. Wark reviewed the proposed terms of the merger and the stockholder tender and support agreement with the Board. Mr. Wark and Brad Peck of Cooley Godward, LLP, legal counsel to the Company, gave a detailed presentation to the Board regarding the material terms of the merger agreement, including the structure of the Offer and Merger, the conditions to the Offer and the Merger, the covenants applicable to the Company under the merger agreement (including restrictions on the ability to solicit or negotiate alternative transactions), the termination provisions and the circumstances under which the Company would be required to pay a break-up fee to Telelogic in the event the merger agreement were terminated. In addition, representatives of US Bancorp Piper Jaffray made a presentation regarding the financial terms of the Offer, explaining to the Company Board in detail the analyses undertaken by US Bancorp Piper Jaffray regarding the Offer and the Merger with respect to its opinion. After questions were asked by the Company Board, the US Bancorp Piper Jaffray representatives then rendered the opinion of US Bancorp Piper Jaffray, which was subsequently confirmed in writing, that the consideration to be received by the stockholders of the Company was fair, from a financial point of view, to them as of that date. After such presentations and discussions, the Company Board approved the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby by a unanimous vote.

     During the evening of October 24 and early morning hours of October 25, 2000 negotiations regarding amendments to the executive change in control severance benefits agreements continued among Mr. Lidbeck and Mr. Wark and the other members of the executive team. After several hours of negotiations, each of Messrs. Wark, McCann, Philbin, and Van Den Berg agreed to the terms of an amendment to their change of control severance benefits agreements.

     In the early morning of October 25, 2000, the Significant Stockholders, Telelogic and the Purchaser entered into the tender and support agreement.

     Immediately thereafter, Parent, Purchaser, and the Company executed the Merger Agreement and the transaction was announced before the opening of business on October 25, 2000 by the issuance of separate press releases by Parent and the Company.

RECOMMENDATION OF THE COMPANY BOARD

     The Board of Directors, at a meeting held on October 24, 2000, determined that the terms of the Offer and the Merger are fair to and in the best interests of the stockholders of Continuus. All members of the Board (other than Mr. Hall who discussed the terms of the merger agreement with Mr. Wark prior to the meeting and indicated his support) participated in this meeting, at which the Board unanimously approved the Offer and the Merger and the other transactions contemplated by the Merger Agreement, approved the Merger Agreement, including for purposes of the "interested stockholder" provisions of Section 203 of the DGCL. The Board of Directors recommends that stockholders accept the Offer, tender their Shares in the Offer and, if required under the DGCL, vote to adopt the Merger Agreement.

REASONS FOR THE RECOMMENDATION OF THE BOARD OF DIRECTORS

     As set forth above, prior to authorizing and approving the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, the Company Board received presentations from representatives of US Bancorp Piper Jaffray regarding the financial aspects of the proposed Offer and the Merger, and from a representative of Cooley Godward regarding the legal aspects of the Offer and the Merger. In reaching its conclusion that the Offer and the Merger are in the best interests of the Company and the stockholders of the Company, the Company Board principally considered the following:

     - STRATEGIC ALTERNATIVES. The Board reviewed, with the Company's management, the Company's prospects and anticipated competitive position if it were to retain its current ownership structure, including the risks and benefits inherent in remaining a stand-alone entity and continuing to pursue its current strategy in an industry environment marked by increasing competition and consolidation. The Board considered comparable transactions as well as possible alternatives to the Offer and the Merger involving third parties, the likelihood of consummation of such comparable and alternative transactions and the risks associated therewith. The Board also took into consideration the current and historical financial condition and results of operations of the Company, as well as the fact that, in the Company Board's view, conducting an extensive public auction process prior to selling the Company would be detrimental to the Company and would cause significant disruption in the existing operations of the Company.

     - TRANSACTION FINANCIAL TERMS; PREMIUM TO MARKET PRICE. The Board considered the relationship of the Offer Price and the Merger Consideration to the historical market price of the Shares and financial performance measures including applicable multiples. The $3.46 Offer Price and Merger Consideration represented a 29% premium over the $2.69 closing price of the Shares on the Nasdaq National Market on October 24, 2000 (the last trading day prior to the Board meeting at which the Board of Directors approved the Merger Agreement) and a 68% premium over the $2.05 average closing prices of the Shares on the Nasdaq National Market for the 30 trading days ending on October 24, 2000. The Board also considered the form of consideration to be paid to holders of Shares in the Offer and the Merger, and the certainty of value of such cash consideration compared to stock or other forms of consideration. The Board was aware that the consideration received by holders of Shares in the Offer and Merger would be taxable to such holders for federal income tax purposes.

     - OPINION OF US BANCORP PIPER JAFFRAY. The Board evaluated the opinion of US Bancorp Piper Jaffray as to the fairness, from a financial point of view and as of the date of such opinion, of the $3.46 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares. The full text of US Bancorp Piper Jaffray's written opinion, dated October 24, 2000, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached hereto as ANNEX B and is incorporated herein by reference. US Bancorp Piper Jaffray's opinion is addressed to the Board, relates only to the fairness, from a financial point of view, of the $3.46 per Share cash consideration, and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender Shares in the Offer or as to any other matters relating to the Offer or the Merger. Holders of Shares are urged to read such opinion carefully in its entirety.

     - TIMING OF COMPLETION. The Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a cash tender offer for all of the Shares, which should allow stockholders to receive the transaction consideration earlier than in an alternative form of transaction, followed by the Merger in which stockholders will receive the same consideration as received by stockholders who tender their Shares in the Offer.

     - NO FINANCING CONTINGENCY. Neither the Offer nor the Merger is subject to any financing condition and Parent has represented that it has available to it, and will make available to the Purchaser, sufficient funds to consummate the Offer, the Merger and the transactions contemplated thereby.

     - INDICIA OF STOCKHOLDER SUPPORT. The Board considered the fact that significant stockholders of the Company, including all Directors and Executive Officers, beneficially holding in the aggregate approximately 35% of the outstanding Shares were willing to enter into the Tender and Support Agreements, pursuant to which, among other things, such stockholders agreed to tender all of their Shares into the Offer and to otherwise support the Offer.

     - ALTERNATIVE TRANSACTIONS. Under the terms of the Merger Agreement, the Company is prohibited from soliciting acquisition proposals from any third parties and from engaging in discussions or negotiations with, or furnishing non-public information to, a third party who makes a written acquisition proposal. The Board considered the fact that the terms of the Merger Agreement permit the Company to inform itself concerning an unsolicited acquisition proposal and, under certain circumstances, in accordance with the provisions of the Merger Agreement, the Board may terminate the Merger Agreement (subject to payment of a $1,700,000) and recommend any such proposal that is superior to the Offer. The Board also considered discussions with US Bancorp Piper Jaffray representatives regarding other companies that could potentially be interested in pursuing a strategic partnership or other business combination with the Company, based on their market focus or other strategic or competitive factors, an the respective likelihood that any of those companies would submit a superior proposal to acquire the Company.

     The foregoing includes the material factors considered by the Board of Directors. In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.

     INTENT TO TENDER. To the best knowledge of the Company, each executive officer, director, affiliate or subsidiary of the Company who owns Shares presently intends to tender in the Offer all Shares that they own of record or beneficially, other than Shares, if any, that they may have the right to purchase by exercising stock options and Shares, if any, that if tendered (instead of being converted into cash in the Merger) would cause them to incur liability under the short-swing profits provisions of the Securities Exchange Act.

5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     The Company has retained US Bancorp Piper Jaffray to act as its exclusive financial advisor in connection with the Offer and the Merger. Under the terms of the engagement letter dated July 13, 2000, the Company has agreed to pay US Bancorp Piper Jaffray a fee equal to $1,000,000 upon consummation of an acquisition of the Company, for US Bancorp Piper Jaffray's financial advisory services. The Company also agreed to pay U.S. Bancorp Piper Jaffray a fee of $350,000 for rendering its opinion, which will be credited against payment of the fee for financial advisory services. Whether or not the transaction is consummated, the Company has agreed to pay the reasonable out-of-pocket expenses of U.S. Bancorp Piper Jaffray, and to indemnify U.S. Bancorp Piper Jaffray against liabilities incurred. These liabilities include liabilities under the Federal securities laws in connection with the engagement of US Bancorp Piper Jaffray by the Company's Board of Directors. The Company has also agreed to indemnify US Bancorp Piper Jaffray and related parties against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement. In the ordinary course of business, US Bancorp Piper Jaffray and its successors and affiliates may actively trade or hold the securities of the Company and affiliates of Parent for their own accounts or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     As disclosed in Item 3, in August 2000, the Company granted an aggregate of 370,000 shares of Common Stock to certain of the Company's executive officers. See Item 3 for more information relating to the terms and conditions of the restricted stock bonus awards.

     Other than as described above, no transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, other than exercises by certain executive officers of stock options granted under the Company stock option plans, on-going purchases of Shares under the Company's Employee Stock Purchase Plan for the benefit of certain executive officers who participate in such plan, and on-going transactions in the Company stock fund of the Company's Retirement Savings Plan (401(k)) for the benefit of certain executive officers who participate in such plan.

7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in this Schedule 14D-9, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

8. ADDITIONAL INFORMATION.

     DELAWARE GENERAL CORPORATION LAW. As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless:
(1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares of outstanding, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is
(x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least
66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board of Directors has approved the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger.

     UNITED STATES ANTITRUST COMPLIANCE. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to these requirements.

     Under the provisions of the HSR Act applicable to the purchase of Shares pursuant to the Offer, such purchase may not be made until the expiration of a 15-calendar day waiting period following the required filing of a Notification Report Form under the HSR Act by the Purchaser, which the Purchaser will submit on October 31, 2000. Accordingly, the waiting period under the HSR Act will expire at 11:59 P.M., New York City time, on November 15, 2000 unless early termination of the waiting period is granted by the FTC and the Antitrust Division or the Purchaser receives a request for additional information or documentary material prior thereto. If either the FTC or the Antitrust Division issues a request for additional information or documentary material from the Purchaser prior to the expiration of the 15-day waiting period, the waiting period will be extended and will expire at 11:59 P.M., New York City time, on the tenth calendar day after the date of substantial compliance by the Purchaser with such request unless terminated earlier by the FTC and the Antitrust Division. If such a request is issued, the purchase of and payment for Shares pursuant to the Offer will be deferred until the additional waiting period expires or is terminated. Only one extension of such waiting period pursuant to a request for additional information or documentary material is authorized by the rules promulgated under the HSR Act. Thereafter, the waiting period can be extended only by court order or by consent of the Purchaser. Although Continuus is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither Continuus' failure to make such filings nor a request to Continuus from the Antitrust Division or the FTC for additional information or documentary material will extend the waiting period.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Continuus pursuant to the Offer. At any time before or after the Purchaser's acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by the Purchaser or the divestiture of substantial assets of Continuus or its subsidiaries or Telelogic or its subsidiaries. Private parties and states Attorneys General may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, of the result thereof.

     If the Antitrust Division, the FTC, a state or a private party raises antitrust concerns in connection with a proposed transaction, Telelogic and the Purchaser may engage in negotiations with the relevant governmental agency or party concerning possible means of addressing these issues and may delay consummation of the Offer or the Merger while such discussions are ongoing. The Purchaser and Continuus have agreed to use their respective best efforts to resolve any antitrust issues.

     OTHER FILINGS. Parent and the Company each conduct operations in a number of foreign countries, and filings may have to be made with foreign governments under their pre-merger notification statutes. The filing requirements of various nations are being analyzed by the parties and, where necessary, the parties intend to make such filings.

     SECTION 14(F) INFORMATION. The Information Statement attached as ANNEX A to this Statement is being furnished in connection with the possible designation by Parent, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the Company's stockholders.

9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT                           DESCRIPTION
-------   ------------------------------------------------------------
 1        Offer to Purchase dated October 30, 2000 (incorporated by
          reference to Exhibit (a)(1) to the Schedule TO of the
          Purchaser filed on October 30, 2000).*
 2        Letter of Transmittal (incorporated by reference to Exhibit
          (a)(2) to the Schedule TO of the Purchaser filed on October
          30, 2000).*
 3        Tender and Stockholder Support Agreement by and among
          Parent, Purchaser, and the parties named therein, dated
          October 25, 2000 (incorporated by reference to Exhibit
          (d)(2) to the Schedule TO of the Purchaser filed on October
          30, 2000).
 4        Letter to Stockholders of the Company, dated October 30,
          2000.*
 5        Agreement and Plan of Merger, dated as of October 25, 2000, among Parent, the Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO of the
          Purchaser filed on October 30, 2000).
 6        The Information Statement pursuant to Section 14(f) of the
          Securities Exchange Act of 1934 (included as Annex A to this
          Schedule 14D-9).*
 7        Opinion of US Bancorp Piper Jaffray, dated October 24, 2000
          (included as Annex B to this Schedule 14D-9).*
 8        President/CEO Change in Control Severance Benefits
          Agreement, dated May 31, 1997 (incorporated by reference to
          Exhibit 10.12 to the Company's Registration Statement on
          Form S-1 (No. 333-76893) filed on April 23, 1999).
 9        Form of Executive Change in Control Severance Benefits
          Agreement, dated May 31, 1997 (incorporated by reference to
          Exhibit 10.13 to the Company's Registration Statement on
          Form S-1 (No. 333-76893) filed on April 23, 1999).
 10       Amendment to the President/Chief Executive Officer Change in
          Control Severance Benefits Agreement dated as of October 25,
          2000, by and among John R. Wark, the Company, Parent and
          Purchaser (incorporated as Exhibit 99(d)(6) to the Schedule
          TO of the Purchaser filed on October 30, 2000).
 11       Amendment to the Executive Officer Change in Control
          Severance Benefits Agreement dated as of October 25, 2000, by and among David McCann, the Company, Parent and Purchaser
          (incorporated as Exhibit 99(d)(3) to the Schedule TO of the
          Purchaser filed on October 30, 2000).
 12       Amendment to the Executive Officer Change in Control
          Severance Benefits Agreement dated as of October 25, 2000, by and among Paul Van Den Berg, the Company, Parent and
          Purchaser (incorporated as Exhibit 99(d)(4) to the Schedule
          TO of the Purchaser filed on October 30, 2000).
 13       Amendment to the Executive Officer Change in Control
          Severance Benefits Agreement dated as of October 25, 2000, by and among William Philbin, the Company, Parent and
          Purchaser (incorporated as Exhibit 99(d)(5) to the Schedule
          TO of the Purchaser filed on October 30, 2000).
 14       Form of Restricted Stock Bonus Awards Agreement under the
          Company's 1997 Equity Incentive Plan.
 15       Company's Employee Stock Option Plan (incorporated by
          reference to Exhibit 10.2 to the Company's Registration
          Statement on Form S-1 (No. 333-76893) filed on April 23,
          1999).
 16       Company's 1997 Equity Incentive Plan (incorporated by
          reference to Exhibit 10.7 to the Company's Registration
          Statement on Form S-1 (No. 333-76893) filed on April 23,
          1999).

* Included with copies of the Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CONTINUUS SOFTWARE CORPORATION

                                          /s/ STEVEN L. JOHNSON
                                          --------------------------------------
                                          Steven L. Johnson
                                          Vice President, Finance and
                                          Chief Financial Officer

Date: October 30, 2000